UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  November 24, 2015

Joe’s Jeans Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-18926	11-2928178
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2340 South Eastern Avenue, Commerce, California	90040
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  323-837-3700

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01              Notice of Delisting, Failure to Satisfy a Continuing Listing Rule or Standard; Transfer of Listing

As previously disclosed, Joe’s Jeans Inc., a Delaware corporation (the “Company”), received a letter from the Staff (“Staff”) of The Nasdaq Stock Market (“Nasdaq”) on November 24, 2014, notifying the Company of its failure to maintain a minimum closing bid price of $1.00 over the then preceding 30 consecutive trading days for the Company’s common stock as required by Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The letter stated that the Company had until May 26, 2015 to demonstrate compliance by maintaining a minimum closing price of at least $1.00 for a minimum of 10 consecutive trading days. On May 29, 2015, the Company received a second letter from the Staff indicating that the Company had not regained compliance with the Bid Price Rule, but the Company was eligible for an additional 180 day calendar period, or until November 23, 2015, to regain compliance. During this additional 180 day calendar period, the Company did not regain compliance with the Bid Price Rule. As a result, the Company received a third letter from the Staff on November 24, 2015 notifying the Company that its common stock will be delisted from The Nasdaq Capital Market, and, unless the Company requests an appeal of this determination, trading of the Company’s common stock will be suspended at the opening of business on December 3, 2015, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s common stock from listing and registration on Nasdaq.

On December 1, 2015, the Company received a separate letter from the Staff notifying the Company of an additional basis for delisting the Company’s common stock for failure to hold the Company’s annual meeting of shareholders and file the Company’s definitive proxy statement. As a result of such failure, the Company no longer complies with Nasdaq Listing Rules 5620(a) and 5620(b) with respect to the annual meeting and proxy solicitation requirements for continued listing on Nasdaq.

The Company has requested an appeal of the delisting determination to a Hearings Panel (the “Panel”), which automatically stays any action by Nasdaq regarding the Company’s listing until the Panel makes a determination after the hearing and the expiration of any compliance period granted by the Panel.

Item 8.01. Other Information.

A copy of the press release issued by the Company on December 1, 2015 relating to the information described under Item 3.01 of this Current Report on Form 8-K is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. The matters discussed in this Current Report on Form 8-K involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. All statements in this Current Report on Form 8-K that are not purely historical facts are forward-looking statements, including statements containing the words “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “believe,” “plan,” “project,” “will be,” “will continue,” “will likely result” or similar expressions. Any forward-looking statement inherently involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to: the parties’ ability to close the merger, including the ability to obtain sufficient financing for the merger and satisfaction of the other conditions to closing of the merger, the diversion of management’s time and attention from the Company’s ongoing business during this time period; the impact of the merger on the Company’s stock price; the anticipated benefits of the merger on its financial results, business performance and product offerings; the Company’s ability to successfully integrate the Robert Graham business and realize cost savings and any other synergies; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the Company expects; continued acceptance of our product, product demand, competition, capital adequacy, general economic conditions and the potential inability to raise additional capital if required; the risk that the Company will be unsuccessful in gauging fashion trends and changing customer preferences; the risk that changes in general economic conditions, consumer confidence, or consumer spending patterns will have a negative impact on the Company’s financial performance; the highly competitive nature of the Company’s business in the United States and internationally and its dependence on consumer spending patterns, which are influenced by numerous other factors; the Company’s ability to respond to the business environment and fashion trends; continued acceptance of the Company’s brands in the marketplace; and other risks. The Company discusses certain of these factors more fully in its additional filings with the SEC, including its last annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, and this Current Report on Form 8-K should be read in conjunction with those reports, together with all of the Company’s other filings, including its current reports on Form 8-K, through the date of this Current Report on Form 8-K. The Company urges you to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements contained in this Current Report on Form 8-K.

Any forward-looking statement is based on information current as of the date of this Current Report on Form 8-K and speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update these statements to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to place undue reliance on forward-looking statements.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to the proposed merger pursuant to the Agreement and Plan of Merger, dated September 8, 2015, by and among RG Parent, LLC, JJ Merger Sub LLC and Joe’s Jeans Inc.

In connection with the proposed merger, the Company has filed with the SEC a registration statement on Form S-4 (File No. 333-207777) which has not yet been declared effective, that includes a joint proxy and consent solicitation statement that also constitutes a prospectus of the Company. The joint proxy and consent solicitation statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  The Company may also file other relevant documents with the SEC regarding the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the joint proxy and consent solicitation statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company with the SEC at the SEC’s website www.sec.gov.  Copies of the documents filed by the Company will be available free of charge on its website at www.joesjeans.com or by contacting the individual listed below.

Certain Information Regarding Participants

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  You can find information about the Company’s executive officers and directors in the Company’s Form 10-K/A filed with the SEC on March 30, 2015.  Additional information regarding the interests of such potential participants will be included in the joint proxy and consent solicitation statement/prospectus and other relevant documents filed with the SEC if and when they become available.  You may obtain free copies of these documents from the Company by contacting the individual listed below.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release, dated December 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Joe’s Jeans Inc.

December 1, 2015	By:	/s/ Samuel J. Furrow
Name: Samuel J. Furrow
Title: Interim Chief Executive Officer and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 1, 2015.